June 25, 2024	Martin T. Schrier
Direct Phone 305-704-5954
VIA EDGAR	Direct Fax 786-220-0209
mschrier@cozen.com

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Scott Anderegg
Erin Jaskot

Re:	Healthy Choice Wellness Corp.
Amendment No. 4 to Registration Statement on Form S-1
Response dated May 24, 2024
File No. 333-274435

Dear Mr. Anderegg and Ms. Jaskot:

On behalf of our client, Healthy Choice Wellness Corp., a Delaware corporation (the “Company” or “HCWC”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated June 21, 2024 regarding the Company’s Amendment No. 4 to registration statement on Form S-1 submitted to the Commission on May 24, 2024 (the “Registration Statement”).

This letter is being filed with the Commission with Amendment No. 5 to the Registration Statement (“Amendment No. 5”).

The Staff’s comments are repeated below and are followed by the Company’s response in bold. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 4.

Prospectus Cover Page, page ii

1.	You state that prior to this offering, HCMC completed the spin-off of HCWC to the HCMC shareholders. However, we note that disclosure elsewhere indicates that the spin-off is conditioned upon the successful completion of the offering. Please revise to explain the relationship between the offering and the spin-off.

RESPONSE: The Company acknowledges the Staff’s comment and the disclosure on the cover page of Amendment No. 5 has been revised to clarify that the spin-off will not occur if the Company does not successfully (1) complete the offering of $4 million in Class A common stock (the “Offering”) and (2) list the Class A common stock on the NYSE American exchange, which is in part conditioned upon completion of the Offering.

200 South Biscayne Boulevard 30th Floor, Miami, FL 33131 305.704.5940 800.215.2137 305.704.5955 Fax cozen.com

Condensed Consolidated Carve-Out Statements of Cash Flows, page F-5

2.	Your disclosures in Note 15, Related Party Transactions, on pages F-20 and F-44 state that the due from related party balance as of each reporting date represents net receivable balance from HCMC. Tell us your basis to present the change in due from related party balance within operating activities rather than financing activities. This comment also applies to your consolidated carve-out statements of cash flows presented on page F-26.

RESPONSE: The Company acknowledges the Staff’s comment. The amounts in the due from related party represents amounts used to fund operating activities or were operating cost paid by HCMC on behalf of HCWC. Because the referenced change in due from a related party balance is significant and has a material impact on the operating cash flow, management of the Company believes that presenting it within operating activities can provide a clearer picture of the Company’s core business performance. Furthermore, management believes this is especially important because the financing activities section is relatively brief. Management believes including changes in due from related parties within operating activities enhances transparency in its financial statements.

Page 2 General

3.	In your Form S-1 (File No. 333-275209) you revised your disclosure to provide a more robust risk factor quantifying the potential dilution that could occur to public stockholders following the conversion of the Series A Convertible Preferred and the Class B common stock. Please provide similar disclosure in this filing.

RESPONSE: The Company acknowledges the Staff’s comment and the referenced risk factor regarding dilution has been included on page 13 of Amendment No. 5.

4.	It appears that you have entered into a commitment letter with Hal Mintz, the manager of Sabby Management, LLC. Please revise your disclosure on page Alt-3 where you state that aside from the Series A Preferred Obligation, none of the Selling Stockholders have had any material relationship with you in the past three years.

RESPONSE: The Company acknowledges the Staff’s comment. Disclosure has been added on page Alt-3 of Amendment No. 5 to reference the debt facility entered into between the Company and Hal Mintz, the manager of the manager (Sabby Management, LLC) of a Selling Stockholder.

Thank you for your prompt attention to the Company’s response to the Staff’s comments to the Registration Statement. If you have any questions or comments regarding these responses or if you require any additional information, please feel free to contact me at 305.401.4199.

Sincerely,

/s/ Martin T. Schrier
Martin T. Schrier

cc:	John Ollet